UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File Number 001-14680

Tefron Ltd.
(Exact name of registrant as specified in its charter)
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Industrial Center Teradyon, P.O. Box 1365
Misgav 20179, Israel
+972-4-990-0881
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Ordinary Shares,
NIS 10.0 par value per share
 (Title of each class of securities covered by this Form)
_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. Tefron Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on September 23, 1997, when the registration statement on Form F-1 became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the "Commission") rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States (other than in offerings limited to employees of the Company and its subsidiaries) in a registered offering under the Securities Act of 1933 pursuant to Form F-1 (declared effective on March 10, 2010).

Prior to the filing of this Form 15F, the Company filed post-effective amendments to terminate the registration of unsold securities under its registration statements filed on Form F-2 and Form F-3, originally filed with the Commission on May 12, 2004 and October 6, 2005, respectively, and filed on Form S-8's filed with the Commission on January 15, 2004 and November 30, 2006, pursuant to which securities were offered to employees of the Company.

Item 3.	Foreign Listing and Primary Trading Market

A.  The Company maintains a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE"), which is located in Israel.  The TASE constitutes the primary trading market for the ordinary shares.

B.  The Company’s ordinary shares were initially listed on the TASE in January 2005. The Company has maintained a listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form.

C.  During the 12-month period beginning August 30, 2010 and ending August 29, 2011, 89% of the ADTV of trading in the Company’s ordinary shares occurred through the TASE.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of  August 24, 2011, the number of record holders of the Company's ordinary shares on a worldwide basis was 98, which was used to rely on Rule 12h-6(a)(4)(ii) as a basis for deregistration.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 8, 2011, which was submitted under cover of a Form 6-K on September 8, 2011.

B. This notice was disseminated by PRNewswire Israel a major newswire services.  In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet web site at http://www.tefron.com/.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Tefron Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Tefron Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Tefron Ltd.

Dated: September 14, 2011	By:	/s/ Eran Rotem
	Name:	Eran Rotem
	Title:	Chief Financial Officer